SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April  20, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   April 20, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION
Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@TanzanianRoyaltyExploration.com	Website: www.TanzanianRoyaltyExploration.com
News Release - April 20, 2006

Tanzanian Royalty Confirms Indicator Minerals

Likely Sourced from Diamondiferous Kimberlite

The Company is pleased to report that laboratory analysis has confirmed the presence of a range of kimberlite indicator minerals in drill hole samples from its Nyamigunga prospecting license (PL) in Tanzania.

The suite of indicator minerals identified by a scanning electron microscope (SEM) includes G10 garnets and chromites, all of which point to a diamondiferous kimberlite source.

“From an exploration perspective, knowledge of the composition and relative abundance of garnets and chromites in kimberlite - the primary source rock for diamonds throughout the world - allows assumptions to be made about the proximity and economic diamond potential of a kimberlite,” noted the Company’s president, John Deane.

The Nyamigunga PL is known to host five kimberlite bodies within an area of approximately two square kilometers. These carrot-shaped bodies are believed to have been intruded along a dominant north-south fault zone that provided a pathway to surface for diamonds and their genetically-related kimberlite indicator minerals.

Visual results from Mineral Services in South Africa were received in March 2006 and subsequently reported in a news release on April 3rd. SEM analysis was initiated immediately thereafter to confirm the visual results.

Mantle-derived garnets and chromites are considered the most important kimberlite and diamond indicators. The pioneering work of Dawson and Stephens (1975), Gurney (1984) and Fipke (1989) formed the basis for using garnets as well as chromites as tools to focus exploration on areas that are prospective for diamonds.

The origin of diamond is more closely related to fragments of peridotite (a coarse grained plutonic rock) and eclogite (a granular rock composed primarily of garnet) which are derived from the Upper Mantle, the thick shell surrounding the earth’s outer core. In order for diamonds to form, they require extremely high pressures and temperatures which are only found deep in the earth. It is here that eclogite forms consisting of red pyrope garnet and green clinopyroxene. Diamond crystals develop alongside the garnet and pyroxene crystals.

Because diamonds have a close affinity to specific fragments (eclogite, peridotite) and their respective source areas, they can be subdivided into ones that have a peridotitic origin (P-type) and others that have an eclogitic origin (E-type). Even though a diamond may be found as a single crystal within a kimberlite rock mass, inclusions or flaws within the diamond crystal can identify its origins.

The flaws or “inclusions” within diamonds often include associated minerals such as garnet, pyroxene, olivine, chromite, and sulphides such as pyrrhotite. The chemistry of the mineral inclusions can be compared with those present in the eclogite and peridotite fragments in order to determine their source. These inclusions also provide valuable information regarding the pressure and temperature under which the diamonds formed as well as their age.

The overall assessment of geochemical information relies on the recognition of those minerals that are co-genetic with diamonds and comparing their mineral geochemistry with those of diamond inclusions.

Two important garnet types are associated with diamondiferous pipes:

•

G10 garnets: Ca-poor, Cr–diopside free, with elevated Cr2O3.

•

Group 1 eclogitic garnets: characterized with elevated Na and Ti.

Potential chromites indicating a diamondiferous content for kimberlite have a chrome content between 60 and 70 wt % Cr2O3, with an average MgO concentration of between 8 and 16 wt% and a TiO2 content of <0.7 wt%. Discrimination plots are therefore used to define these geochemical boundaries and these plots are available on our website at: www.TanzanianRoyaltyExploration.com.

Analytical Results:

Poor ground conditions, including heavy water inflows, produced surface contamination in the drill holes which could explain some of the low indicator mineral grain counts in the K3, K4, K5 and K6 pipes. (Please refer to the Company’s April 03, 2006 press release for details).

Nevertheless, kimberlite bodies within Tanzania often have variable indicator mineral chemistry without diminishing their economic potential.

“While much more work remains to be done, the progress we have made on the diamond exploration front in the past two years has been nothing short of phenomenal,” said Jim Sinclair, the Company’s Chairman and CEO.

“In the past year alone, we have drilled 11 kimberlites, six of which were brand new discoveries. I take great pride in saying that we are leading the charge that could one day see Tanzania reinstated as a major diamond producer,” he added.

Analytical results from the K1 and K2 pipes, which provided statistically sound indicator mineral populations for analysis, are summarized below.

Pipe MU170K1

A total of 106 visually identified garnet grains were micro-probed and SEM results indicated that 12 are G10 garnets (approx 11%). A total of 45 visually identified chromite grains were micro-probed and SEM results indicate that all are kimberlitic chromites. A total of four grains (8.9%) have Cr2O3 above 60 wt% and hence plot within the diamond inclusion and intergrowth field.

The presence of G10 garnets and chromites that plot in the diamond inclusion and intergrowth field, supports the conclusion that this kimberlite sampled a potentially diamond bearing depleted harzburgite in the mantle on the way to the surface. Hence this kimberlite is highly ranked and warrants further follow up.

Pipe MU170K2

A total of 171 visually identified garnet grains were micro-probed with SEM results indicating that 22 are G10 garnets (approx 13%). A total of 52 visually identified chromite grains were micro-probed and SEM results indicated that all are kimberlitic chromites. A total of five grains have Cr2O3 wt% above 60 wt% and thus plot within the diamond inclusion and intergrowth field. Two of them have TiO2 <0.7wt% and plot within the diamond inclusion field.

The presence of G10 and DI chromites support the conclusion that this kimberlite sampled a potentially diamond bearing depleted harzburgite and eclogite in the mantle on the way to surface. As a result, this kimberlite is highly ranked and warrants further follow up.

Future Work:

Follow up work associated with these positive results is presently under way. The Company is currently extending the ground magnetic survey to the immediate south of these pipes to search for further kimberlites along the north-south fault zone.

A bulk sample of the kimberlites and gravels lying above the pipes is planned this year to confirm diamond concentration, quality and grade. “This will determine the future of this exciting prospect,” said Deane

“Alluvial diamonds are the best indicator mineral for diamondiferous kimberlites,” he added. “In fact, alluvial stones in gravels of the Orange and Vaal river systems led to the initial discovery of diamondiferous pipes in South Africa.”

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has a M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "measured", "indicated", and "inferred" "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0- 50634, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.